09056268

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 8680

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: V. M. Manning + CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

211 East Washington Street
(No. and Street)

Greenville	South Carolina	29601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nelson B. Arrington, III 12/31/2008 (864-232-8231)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliott Davis, LLC
(Name – *if individual, state last, first, middle name*)

200 E. Broad Street	Greenville	South Carolina	29601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 06 2009
Washington, DC
111

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/24

OATH OR AFFIRMATION

I, Nelson B. Arrington, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of V.M. Manning & Company, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

My Commission Expires February 25, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

V. M. MANNING & COMPANY, INC.
GREENVILLE, SOUTH CAROLINA

TABLE OF CONTENTS

Elliott Davis

Elliott Davis, LLC
Accountants and Business Advisors

INDEPENDENT AUDITOR'S REPORT

Mr. Nelson B. Arrington, III, President
V. M. Manning & Company, Inc.
Greenville, South Carolina

We have audited the accompanying statement of financial condition of V. M. Manning & Company, Inc. as of December 31, 2008 and the related statements of operations and retained earnings, cash flows, changes in stockholders' equity and changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of V. M. Manning & Company, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 11 through 19 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elliott Davis, LLC

Greenville, South Carolina
February 18, 2009

V. M. MANNING & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

CASH AND CASH EQUIVALENTS		$ 12,548
DEPOSIT WITH CLEARING AGENT		50,034
MANAGEMENT FEES RECEIVABLE		43,485
RECEIVABLES FROM STOCKHOLDERS		19,800
INCOME TAX REFUND RECEIVABLE		254
SECURITIES OWNED		54,382
COINS OWNED		8,129
		$ 188,632

LIABILITIES AND STOCKHOLDERS' EQUITY

ACCRUED EXPENSES AND OTHER LIABILITIES		$ 34,918
STOCKHOLDERS' EQUITY		
Capital stock - common - par value $1 per share; authorized 50,000 shares; issued 7,500 shares	$ 7,500	
Retained earnings	146,214	153,714
		$ 188,632

The accompanying notes are an integral part of this financial statement.

V. M. MANNING & COMPANY, INC.
STATEMENT OF OPERATIONS AND RETAINED EARNINGS
For the year ended December 31, 2008

REVENUES		
Commissions		$ 15,774
Investment management fee income		199,122
Interest, dividends and other		11,953
		226,849
EXPENSES		
Commissions	$ 152,873	
Communications	6,663	
Net inventory and investment loss	22,705	
Taxes other than income	20,998	
Other	167,414	370,653
Loss before income taxes		(143,804)
PROVISION FOR INCOME TAXES		-
Net loss		(143,804)
RETAINED EARNINGS, BEGINNING OF YEAR		290,018
RETAINED EARNINGS, END OF YEAR		**$ 146,214**
NET LOSS PER SHARE		**$ (19.17)**

The accompanying notes are an integral part of this financial statement.

V. M. MANNING & COMPANY, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2008

OPERATING ACTIVITIES	
Net loss	$ (143,804)
Adjustments to reconcile net loss to net cash used for operating activities	
Changes in deferred and accrued amounts	
Deposit with clearing agent	27
Management fees receivable	14,799
Securities owned	82,546
Accrued expenses and other liabilities	21,340
Gain from sale of securities	(4,284)
Net cash used for operating activities	(29,376)
INVESTING ACTIVITIES	
Proceeds from sales of securities	11,697
Decrease in cash and cash equivalents	(17,679)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	30,227
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 12,548

The accompanying notes are an integral part of this financial statement.

V. M. MANNING & COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the year ended December 31, 2008

STOCKHOLDERS' EQUITY, BEGINNING OF YEAR	$ 297,518
NET LOSS FOR THE YEAR	(143,804)
STOCKHOLDERS' EQUITY, END OF YEAR	**$ 153,714**

The accompanying notes are an integral part of this financial statement.

V. M. MANNING & COMPANY, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the year ended December 31, 2008

BALANCE, BEGINNING OF YEAR	$ -
DECREASE: PAYMENT OF LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	-
BALANCE, END OF YEAR	$ -

The accompanying notes are an integral part of this financial statement.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

V. M. Manning & Company, Inc. (the "Company") is a securities broker with one office located in Greenville, South Carolina. The Company trades securities for its individual and institutional customers, most of which are located in the southeastern United States. The Company also manages investment accounts for individuals, most of whom are located in South Carolina. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), a self regulatory agency organization.

Cash equivalents

The Company considers all short-term nonequity investments with an original maturity of three months or less to be cash equivalents.

Securities

The Company accounts for securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities". Securities that are bought principally for the purpose of selling them are classified as trading securities and are reported at fair value, with unrealized gains and losses recognized in earnings.

The fair value of substantially all securities is determined by quoted market prices.

Property and equipment

Property and equipment are carried at cost, with depreciation being provided using straight-line and accelerated methods over the assets' useful lives.

Settlement date

Customer trades are accounted for on the settlement date basis.

Income taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of property and equipment for financial and income tax reporting. Deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Net loss per common share

Net loss per common share is computed based on the weighted average number of shares outstanding during each period in accordance with SFAS No. 128, "Earnings Per Share".

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value measurements

Effective January 1, 2008 the Company adopted SFAS No. 157, "Fair Value Measurements" ("SFAS 157") which provides a framework for measuring and disclosing fair value under generally accepted accounting

principles. SFAS 157 requires disclosures about the fair value of assets and liabilities recognized in the balance sheet in periods subsequent to initial recognition, whether the measurements are made on a recurring basis (for example, available-for-sale investment securities) or on a nonrecurring basis.

SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets and liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market.

Level 2 Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments, mortgage-backed securities, municipal bonds, corporate debt securities and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. For example, this category generally includes certain private equity investments, retained residual interests in securitization, residential mortgage servicing rights, and highly-structured or long-term derivative contracts.

Assets and liabilities measured at fair value on a recurring basis at December 31, 2008 are as follows:

	Quoted Market Price in active markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Securities Owned	$ 54,382	$ --	$ --
Coins Owned	--	8,129	--
Total	$ 54,382	$ 8,129	$ --

The Company has no liabilities carried at fair value or measured at fair value on a nonrecurring basis.

FASB Staff Position No. FAS 157-2 delays the implementation of SFAS 157 until the first quarter of 2009 with respect to goodwill, other intangible assets, real estate and other assets acquired through foreclosure and other non-financial assets measured at fair value.

The Company has no assets or liabilities whose fair values are measured using level 3 inputs.

NOTE 2 - INVESTMENTS

Securities owned at December 31, 2008 consist of trading and investment securities carried at a quoted market value of $54,382.

Coins owned at December 31, 2008 consist of antique American coins carried at a quoted market value of $8,129.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 2008:

	Life in years		Cost
Automobile	5	$	18,000
Office furniture and equipment	5		5,232
Telephone equipment	5		4,962
			28,194
Less accumulated depreciation			(28,194)
		$	--

All property and equipment was fully depreciated as of December 31, 2007.

NOTE 4 - INCOME TAXES

The Company has deferred tax assets primarily related to net operating losses and unrealized losses on securities. The Company has recorded a 100 percent valuation allowance against the deferred tax assets due to uncertainty of their ultimate realization. No current year provision is required based on the prior net operating losses.

NOTE 5 - CLEARING AGREEMENT

Throughout 2008, the Company contracted with a clearing agent to act on a fully disclosed basis for all accounts. The Company acts as introducing broker and customer accounts so designated are carried on the books of the clearing agent.

NOTE 6 - NET CAPITAL REQUIREMENT

The Company's net capital, computed in accordance with the rules of the Securities and Exchange Commission (SEC), was $117,956 as of December 31, 2008. At this date, the required net capital was $50,000.

The SEC requires a broker to maintain a ratio of aggregate indebtedness to net capital not exceeding 15 to one. As of December 31, 2008, the Company's ratio was 0.30 to one.

NOTE 7 - CASH FLOW INFORMATION

For the purpose of measuring cash flows, cash consisted of the following items as of December 31, 2008:

Cash and cash equivalents	$	12,548
Cash segregated in compliance with federal and other regulations		--
	$	**12,548**

NOTE 8 - RELATED PARTY TRANSACTIONS

During 2008, the Company paid three stockholder-employees a total of $157,000 in commissions and salaries. All were employed substantially full-time in the Company.

As of December 31, 2008, the Company had receivables from stockholders totaling $19,800.

The Company leases its premises from a related party under a month-to-month lease for $1,500 per month.

NOTE 9 - CONCENTRATION OF CREDIT RISK

During 2008, the Company earned approximately 39% of revenue from one client.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2008

V. M. MANNING & COMPANY, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2008

TOTAL OWNERSHIP EQUITY		$ 153,714
ADD		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		--
Total capital and allowable subordinated liabilities		153,714
DEDUCT		
Nonallowable (a)		28,183
Net capital before haircuts on securities positions		
HAIRCUTS - Securities in inventory (b)		7,575
Net capital		$ 117,956
(a) Receivables from stockholders and related party	$ 19,800	
Coins	8,129	
Income tax refund receivable	253	
	$ 28,183	
(b) Other securities haircuts [15c3-l(c)(2)(vi)(J)]	$ 7,575	

V. M. MANNING & COMPANY, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3
DECEMBER 31, 2008

CREDIT BALANCES	
Free credit balances and other balances in customers' security accounts	$ -
Market value of securities which are in transfer in excess of forty calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the forty days	
Customers' securities failed to receive	-
Total 15c3-3 credits	-
DEBIT BALANCES	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection, net of deductions pursuant to Rule 15c3-3	
Failed to deliver of customers' securities not older than thirty days	
Total 15c3-3 debits	-
	$ -

V. M. MANNING & COMPANY, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2008

Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3	$ -
Number of items	-
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	$ -
Number of items	-
	$ -

V. M. MANNING & COMPANY, INC.
RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2008

	Unaudited	Adjustments Dr. (Cr.)	Audited
ALLOWABLE ASSETS			
Cash and cash equivalents	$ 12,548	$	$ 12,548
Management fees receivable	43,485		43,485
Securities owned	54,382		54,382
Deposit with clearing agent	50,034		50,034
NON-ALLOWABLE ASSETS			
Securities owned	--		--
Book value of property and equipment	--		--
OTHER ASSETS	28,183		28,183
Total assets	$ 188,632	$	$ 188,632
ACCRUED EXPENSES AND OTHER LIABILITIES	$ 34,918	$	$ 34,918
Total liabilities	34,918		34,918
CAPITAL ACCOUNTS			
Capital stock	7,500		7,500
Retained earnings	146,214		146,214
Total capital	153,714		153,714
Total liabilities and capital	$ 188,632	$	$ 188,632

V. M. MANNING & COMPANY, INC.
SCHEDULE OF AGGREGATE INDEBTEDNESS
DECEMBER 31, 2008

Payroll taxes withheld and accrued	$	27,707
Commissions due to salesmen		6,531
Other		680
	$	**34,918**

V. M. MANNING & COMPANY, INC.
RECONCILIATION OF PRELIMINARY NET INCOME TO FINAL
For the year ended December 31, 2008

Net loss per preliminary FOCUS report	$ (143,804)
Adjustment	-
Net loss per final statement of operations	**$ (143,804)**

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

Mr. Nelson B. Arrington, III, President
V. M. Manning & Company, Inc.
Greenville, South Carolina

In planning and performing our audit of the financial statements and supplemental schedules of V. M. Manning & Company, Inc. as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles

generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operating of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such as there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in a more than remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the Securities and Exchange Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Elliott Davis, LLC

Greenville, South Carolina
February 18, 2009

V. M. MANNING & COMPANY, INC.

REPORT ON FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2008
(Pursuant to paragraph (d) of Rule 17a-5
of the Securities Exchange Act of 1934)

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C.

ANNUAL AUDITED REPORT

DECEMBER 31, 2008

V. M. MANNING & COMPANY, INC.
(Name of Respondent)

211 East Washington Street
P. O. Box 10389
Greenville, South Carolina 29603
(Address of principal executive office)

Nelson B. Arrington, III, *President*
V. M. Manning & Company, Inc.
P. O. Box 10389
Greenville, South Carolina 29603
(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)